Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - FOURTH QUARTER 2016 RESULTS

Highlights

•	Operating revenue of $353.3 million.

•	Operating income of $164.8 million.

•	Net income of $207.5 million.

•	Adjusted EBITDA[1] of $210.4 million.

•	Cash and cash equivalents of $767.6 million.

•	Distribution per unit[2] of $0.10 with a coverage ratio of 8.01x.

•	Economic utilization[3] of 94%.

•	Order backlog of $2.2 billion and average contract duration of 1.8 years as of February 28, 2017.

Financial Results Overview

Total operating revenues for the fourth quarter were $353.3 million (3Q16: $384.5 million). The decrease in revenue was driven by a lower dayrate and idle time on the West Leo due to a force majeure claim and subsequent contract cancellation, downtime on the West Auriga due to an unplanned BOP pull and a full quarter of idle time on the West Vencedor. These were partially offset by higher uptime on the West Vela and West Polaris.

Our fourth quarter guidance had assumed the West Leo to be operating for the full quarter. Following the commencement of litigation proceedings, only revenues related to the force majeure rate have been recognized, which is 80% of contract dayrate for approximately two months during the quarter.

Total operating expenses for the fourth quarter were $188.5 million (3Q16: $180.5 million). The increase is primarily due higher G&A expense reflecting severance costs and IT costs.

Operating income was $164.8 million (3Q16: $204.0 million) reflecting lower revenues for the quarter and higher G&A expenses.

Income from net financial items was $34.2 million (3Q16: expense of $37.3 million). The main movement relates to a gain on the mark-to-market valuation of derivatives of $74.3 million (3Q16: gain of $5.7 million).

Income before tax was $199.0 million (3Q16: $166.7 million). Income tax for the fourth quarter was a credit of $8.5 million (3Q16: expense of $13.9 million). The tax credit in the quarter was primarily due to a reduction in uncertain tax positions.

Net income attributable to Seadrill Partners LLC Members was $101.9 million for the fourth quarter (3Q16: $83.2 million).

[1]	Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Partners. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US Generally Accepted Accounting Principles (“US GAAP”) earnings for that period. Please see Appendix A for a reconciliation of Adjusted EBITDA to net income, the most directly comparable US GAAP financial measure.
[2]	Distribution per unit is cash payments to individual common unitholders.
[3]	Economic utilization is calculated as total revenue, excluding bonuses, as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

Distributable cash flow4 was $60.3 million (3Q16: $105.2 million) giving a coverage ratio of 8.01x for the fourth quarter (3Q16: 13.98x).

The distribution declared for the quarter was $0.10 per common unit, equivalent to an annual distribution of $0.40.

[4]	Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivative financial instruments, foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Please see Appendix A for a reconciliation of Distributable Cash Flow to operating income, the most directly comparable US GAAP financial measure.

New Contracts

In January 2017, the West Aquarius secured a two well contract plus the option for a further two wells from Statoil Canada Ltd in eastern Canada. The contract is expected to commence in the second quarter of 2017 following the conclusion of its’ current contract with Hibernia in early April 2017. The backlog for the firm portion of the contract, estimated at 70 days, is expected to be approximately $14 million.

Seadrill Partners’ order backlog as of February 28, 2017 is $2.2 billion and average contract duration is 1.8 years.

West Leo Litigation

In December 2016 a notice of termination was received from Tullow Ghana Limited (“Tullow”) for the West Leo drilling contract (the “Contract”). Tullow have purported to terminate the Contract by reason of the alleged Force Majeure claim declared in early October 2016, which we have disputed. Further or alternatively, Tullow has alleged that the Contract has been discharged by frustration. We do not accept that the Contract can be terminated or discharged as alleged and our claim in the English High Court proceedings has been amended to reflect this.

Finally, Tullow has in the further alternative terminated the Contract for its convenience, should it not succeed in its arguments that it is entitled to terminate the Contract for Force Majeure or Frustration. In the event of termination for convenience, Seadrill Partners is entitled to an early termination fee of 60% of the remaining contract backlog, subject to an upward or downward adjustment depending on the work secured for the West Leo over the remainder of the contract term, plus other direct costs incurred as a result of the early termination.

The total amount we are seeking to recover is $277 million plus interest.

Cost Reduction

Operating costs for rigs in operation, including overhead, on our floater fleet have been reduced from approximately $200k per day in 2014 to approximately $150k per day currently, a 25% reduction.

Our rig and operating costs were reduced from $496 million for full year 2015 to $374 million for full year 2016, a $122 million reduction. 45% of this reduction is related to rigs in operation and 55% is related to idle units.

General and administrative expense has been reduced from $52 million for full year 2015 to $41 million for 2016, an $11 million reduction.

Financing and Liquidity

As of December 31, 2016, cash and cash equivalents were $767.6 million (Q316 2016: $744.6 million). Total liquidity for the Company stood at $917.6 million at the end of the quarter, including $150 million of available undrawn amount under our two revolving credit facilities.

Interest bearing debt was $3.6 billion as of December 31, 2016.

Net debt5 as at December 31, 2016 was therefore $2.9 billion giving a ratio of net debt to annualized adjusted

EBITDA6 of 3.4:1.

[5]	Net debt is total interest bearing debt (including loan fees) net of cash and cash equivalents.
[6]	Annualized Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Partners. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US GAAP earnings for that period. Annualized means the figure for the quarter multiplied by four. Annualized Adjusted EBITDA is a Non GAAP financial measure used by investors to measure performance. Please see Appendix A for a reconciliation to the most directly comparable US GAAP financial measure.

As of December 31, 2016, Seadrill Partners had interest rate swaps outstanding on principal debt of $3.4 billion, representing approximately 94% of debt obligations as of December 31, 2016. The average swapped rate, excluding bank margins, is approximately 2.26%.

Seadrill Limited, our largest shareholder, updated the market in January 2017 that it is targeting reaching an agreement on a consensual, comprehensive restructuring by April 30, 2017. Discussions continue with stakeholders and potential new money investors, however given the status of those discussions, Seadrill Limited has indicated that it will be challenging to finalize a fully consensual agreement before April 30, 2017. In the event a consensual restructuring agreement is not concluded or an agreement to an extension is not reached, Seadrill Limited is also preparing various contingency plans, including potential schemes of arrangement or chapter 11 proceedings.

Seadrill Limited’s restructuring impacts Seadrill Partners because, among other things, both Seadrill Partners and Seadrill Limited are obligors under three of Seadrill Partners’ secured credit facilities, relating to the West Vela, West Polaris, T-15 and T-16. Seadrill Limited’s restructuring could cause events of default under these facilities in certain circumstances.

Seadrill Partners is working to insulate its debt from events of default that may occur on account of Seadrill Limited’s restructuring efforts and to address near-term refinancing requirements. Specifically, Seadrill Partners has proposed the following to the lenders under those three facilities:

1.	Removal of Seadrill Limited as a guarantor under each of the three facilities and separation of the facilities such that each facility is secured only by Seadrill Partners’ assets without recourse to Seadrill Limited or its assets; and,

2.	Extending the maturity of each of the three facilities by 2.5 years.

We are targeting executing these amendments on a consensual basis prior to or concurrent with the main Seadrill Limited restructuring agreement. In the event a consensual agreement cannot be reached, we are preparing various contingency plans that may be needed to preserve value and continue operations including seeking waivers of cross default with Seadrill Limited and potential schemes of arrangement and chapter 11 proceedings.

Market Commentary

The short to medium term outlook for the offshore drilling market continues to be challenging. While tendering activity has continued at increased levels over the past few months, near term drilling programs continue to be largely based on spot market activity. Available work is fiercely competitive with drilling contractors bidding below cash breakeven in some instances in order to keep rigs active or to position rigs in markets with recovery potential.

On the positive side, the longer term leading indicators appear to be heading in the right direction. While E&P Capex is expected to be down again in 2017, more recent surveys are reflecting less reduction than was previously anticipated. The 2017 additional planned expenditures are focused on short cycle investments, including US shale, but the fact remains that more money is being re-allocated to E&P. Breakeven costs for offshore fields have fallen significantly and are now at or below current oil prices, which have remained above $50/bbl since the OPEC agreement in early December 2016. Longer cycle offshore expenditures are expected to follow with increased investment forecast for each successive year during the period from 2018-2020.

Longer term, we believe that the deepwater barrel is required to meet demand forecasts. As the effects of under spending for the last two years and focusing on short cycle / fast decline projects set in, the deepwater barrel will be required to reverse decline curves, replace reserves and meet demand.

We continue to expect utilization to get worse before it gets better as more units become available than are required. Scrapping and cold stacking are expected to continue and will partially offset the declining utilization, however a meaningful improvement in demand will be required to stabilize the market and eventually improve pricing.

The combination of volume returning to the market at a measured pace and accelerated scrapping activity is expected to lead to a balanced market at some point. Based on the expected level of scrapping activity and the number of units that are anticipated to be cold stacked, a relatively small increase in spending could meaningfully tighten the floater market.

Outlook

Adjusted EBITDA7 for the first quarter of 2017 is expected to be higher than for the fourth quarter of 2016 at around $245 million, reflecting:

•	Receipt of the final $62.8 million termination payment installment for the West Capella.

•	Improved operations on the West Auriga.

•	The West Vencedor expected to commence a new contract in March.

These increases are expected to be partially offset by:

•	A full quarter of idle time for the West Leo due to the early termination of its contract.

February 28, 2017

The Board of Directors

Seadrill Partners LLC

London, UK

Questions should be directed to:

Mark Morris: Chief Executive Officer

John T. Roche: Chief Financial Officer

[7]	Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Partners. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US GAAP earnings for that period. Please see Appendix A for a reconciliation of adjusted EBITDA to operating income, the most directly comparable US GAAP financial measure.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding offshore drilling markets, the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts, contract backlog, forecasts of operating income and Adjusted EBITDA and the ability of the Company and Seadrill Limited to negotiate with lenders are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
(in $ millions)	December 31, 2016	September 30, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Operating revenues
Contract revenues	280.7	312.8	428.7	1,356.4	1,603.6
Reimbursable revenues	6.7	6.8	8.2	32.8	49.9
Other revenues	65.9	64.9	30.3	211.1	88.1

Total operating revenues	353.3	384.5	467.2	1,600.3	1,741.6

Operating expenses
Vessel and rig operating expenses	84.3	83.6	120.2	373.9	495.5
Amortization of favorable contracts	17.6	17.6	19.9	70.6	66.9
Reimbursable expenses	6.3	6.2	7.7	30.2	45.7
Depreciation and amortization	67.2	66.6	65.1	266.3	237.5
General and administrative expenses	13.1	6.5	16.2	41.2	52.3

Total operating expenses	188.5	180.5	229.1	782.2	897.9

Operating income	164.8	204.0	238.1	818.1	843.7

Financial and other items
Interest income	3.2	2.8	2.1	11.5	9.8
Interest expense	(45.4)	(44.3)	(46.3)	(180.0)	(192.5)
Gain/(loss) on derivative financial instruments	74.3	5.7	19.2	(18.0)	(82.9)
Foreign currency exchange gain/(loss)	2.1	(1.5)	0.4	0.6	1.6
(Loss)/gain on bargain purchase	—	—	(19.1)	—	9.3

Net financial items	34.2	(37.3)	(43.7)	(185.9)	(254.7)

Income before taxes	199.0	166.7	194.4	632.2	589.0

Tax credit/(expense)	8.5	(13.9)	(4.8)	(86.5)	(100.6)

Net income	207.5	152.8	189.6	545.7	488.4

Net income attributable to Seadrill Partners LLC members	101.9	83.2	96.2	281.0	257.2
Net income attributable to the non-controlling interest	105.6	69.6	93.4	264.7	231.2
Total units outstanding at the end of the period (in thousands):
Common units (basic and diluted)	75,278	75,278	75,278	75,278	75,278
Subordinated units (basic and diluted)	16,543	16,543	16,543	16,543	16,543

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in $ millions)	As at December 31, 2016	As at December 31, 2015

ASSETS
Current assets
Cash and cash equivalents	767.6	319.0
Accounts receivables, net	249.0	278.3
Amount due from related party	80.6	128.1
Other current assets	117.0	166.6

Total current assets	1,214.2	892.0

Non-current assets
Drilling units	5,340.9	5,547.3
Goodwill	3.2	3.2
Deferred tax assets	14.1	34.2
Amount due from related party	—	50.0
Other non-current assets	208.3	314.4

Total non-current assets	5,566.5	5,949.1

Total assets	6,780.7	6,841.1

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	93.8	93.8
Current portion of long-term related party debt	135.6	145.8
Trade accounts payable	31.9	24.1
Current portion of deferred and contingent consideration to related party	45.6	60.4
Related party payables	189.6	304.7
Other current liabilities	168.9	217.9

Total current liabilities	665.4	846.7

Non-current liabilities
Long-term debt	3,346.5	3,440.4
Long-term related party debt	24.7	160.2
Deferred consideration to related party	157.6	185.4
Deferred tax liability	1.5	43.7
Long-term related party payable	—	50.0
Other non-current liabilities	49.2	17.3

Total non-current liabilities	3,579.5	3,897.0

Total liabilities	4,244.9	4,743.7

Members’ capital:
Common unitholders (issued 75,278,250 units as at December 31, 2016 and as at December 31, 2015)	1,123.2	945.5
Subordinated unitholders (issued 16,543,350 units as at December 31, 2016 and as at December 31, 2015)	69.4	18.8
Seadrill member interest	—	—

Total members’ capital	1,192.6	964.3
Non-controlling interest	1,343.2	1,133.1

Total equity	2,535.8	2,097.4

Total liabilities and equity	6,780.7	6,841.1

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve months ended
	December 31, 2016	December 31, 2015
(in $ millions)
Cash flows from operating activities
Net income	545.7	488.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	266.3	237.5
Amortization of deferred loan charges	11.4	20.2
Amortization of favorable contracts	70.6	66.9
Gain on bargain purchase	—	(9.3)
Unrealized (gain) / loss on derivative financial instruments	(32.2)	31.8
Unrealized foreign exchange gain	(9.4)	(1.7)
Payment for long term maintenance	(48.0)	(49.8)
Net movement in income taxes	19.2	27.9
Accretion of discount on deferred consideration	17.3	13.3

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	38.7	49.8
Prepaid expenses and accrued income	8.6	(1.9)
Trade accounts payable	7.8	15.3
Related party balances	(64.3)	(29.0)
Other assets	70.0	57.9
Other liabilities	(14.7)	(45.0)
Changes in deferred revenue	(14.4)	(12.0)
Other, net	1.0	(0.5)

Net cash provided by operating activities	873.6	859.8

Cash flows from investing activities
Additions to drilling units	(13.1)	—
Insurance refund	7.1	—
Acquisition of subsidiaries, net of cash acquired	—	(18.6)
Payment received from loans granted to related parties	103.6	(214.7)
Purchase of non-controlling interest in Seadrill Operating LP	—	(143.0)

Net cash provided by/(used) in investing activities	97.6	(376.3)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Twelve months ended
	December 31, 2016	December 31, 2015
(in $ millions)	Unaudited	Unaudited
Cash flows from financing activities
Net proceeds from related party debt	—	143.0
Repayments of long term debt	(105.3)	(97.6)
Repayments of related party debt	(249.5)	(40.3)
Debt fees paid	(0.3)	(0.8)
Contingent consideration paid	(59.7)	(26.6)
Proceeds from revolving credit facility	—	50.0
Cash distributions	(107.1)	(435.3)

Net cash used in financing activities	(521.9)	(407.6)

Effect of exchange rate changes on cash	(0.7)	0.4

Net increase in cash and cash equivalents	448.6	76.3
Cash and cash equivalents at beginning of the period	319.0	242.7

Cash and cash equivalents at the end of period	767.6	319.0

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

(in $ millions)		Members’ capital
	Common units	Subordinated units	Seadrill member	Total members’ capital	Non- controlling interest	Total equity
Balance at December 31, 2014	913.3	11.7	3.2	928.2	1,116.1	2,044.3

Net income	203.0	44.7	9.5	257.2	231.2	488.4
Cash distributions	(170.8)	(37.6)	(12.7)	(221.1)	(214.2)	(435.3)

Balance at December 31, 2015	945.5	18.8	—	964.3	1,133.1	2,097.4

Balance at December 31, 2015	945.5	18.8	—	964.3	1,133.1	2,097.4

Net income	230.4	50.6	—	281.0	264.7	545.7
Cash distributions	(52.7)	—	—	(52.7)	(54.6)	(107.3)

Balance at December 31, 2016	1,123.2	69.4	—	1,192.6	1,343.2	2,535.8

Internal Control Over Financial Reporting

The Company believes that a material weakness exists in its internal control over financial reporting relating to its accounting for interest rate swaps for the years ended December 31, 2015 and 2016. The Company is undertaking a review of this deficiency and will next report on the effectiveness of its internal controls over financial reporting in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016.

The impact to the financial statements of any corrections to the accounting for interest rate swaps is not considered material to the current or previous periods reported.

APPENDIX A - RECONCILIATION OF NON GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivative financial instruments, foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Maintenance and replacement capital expenditures, including expenditure on classification, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Seadrill Partners’ capital assets.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a Non GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP. The table below reconciles net income to DCF, as net income is the most directly comparable US GAAP measure.

For accounting purposes, in accordance with US GAAP, Seadrill Partners is required to recognize in the statement of operations market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives. These are unrealized gains or losses included in the statement of operations and will only become realized if a derivative is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF as described below in the reconciliation.

Reconciliation of net income to DCF

	Three months ended
	December 31, 2016	September 30, 2016
(in $ millions)	Unaudited	Unaudited
Net income attributable to Seadrill Partners LLC members	101.9	83.2

Interest income	(3.2)	(2.8)
Interest expense	45.4	44.3
Gain on derivative financial instruments	(74.3)	(5.7)
Depreciation and amortization	67.2	66.6
Foreign currency exchange (gain)/loss	(2.1)	1.5
Income tax (credit)/expense	(8.5)	13.9
Net income attributable to non-controlling interest [8]	105.6	69.6
Amortization of mobilization revenue	(5.2)	(4.2)
Amortization of favorable contracts	17.6	17.6
Standby revenue receivable	0.8	0.8
Mobilization revenue receivable	5.1	5.1
Termination fees recognized in income	(34.6)	(34.6)
Termination fees received	—	62.8
Deferred consideration payable	(5.3)	(5.0)

Adjusted EBITDA	210.4	313.1

Cash interest income	2.0	1.8
Cash interest expense (including interest rate swap net settlement amounts)	(48.4)	(48.5)
Cash tax paid	(14.9)	(12.5)
Estimated maintenance expenditure [9]	(18.7)	(18.7)
Estimated replacement capital expenditure [9]	(30.8)	(30.8)

Cash flow available for distribution	99.6	204.4

Cash flow attributable to non-controlling interest	(39.3)	(99.2)

DCF	60.3	105.2

Distribution declared	7.5	7.5
Coverage ratio	8.01x	13.98x

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Partners. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non GAAP earnings for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to Non GAAP measures.

Adjusted EBITDA is a Non GAAP financial measure used by investors to measure our performance. Seadrill Partners believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. Seadrill Partners believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in Seadrill Partners and other investment alternatives and (b) monitoring Seadrill Partners’ ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a Non GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with GAAP. The table below reconciles operating incomes to adjusted EBITDA, as operating income is the most directly comparable GAAP measure.

Reconciliation of operating income to adjusted EBITDA

	Three months ended
	March 31, 2017	December 31, 2016	September 30, 2016
(in $ millions)	Forecast	Unaudited	Unaudited
Operating income	135.7	164.8	204.0

Depreciation and amortization	67.7	67.2	66.6

EBITDA	203.4	232.0	270.6

Amortization of mobilization revenue	(5.1)	(5.2)	(4.2)
Amortization of favorable contracts	17.5	17.6	17.6
Standby revenue receivable	0.8	0.8	0.8
Mobilization revenue receivable	5.0	5.1	5.1
Termination fees recognized in income	(33.9)	(34.6)	(34.6)
Termination fees received	62.8	—	62.8
Deferred consideration payable	(4.9)	(5.3)	(5.0)

Adjusted EBITDA	245.6	210.4	313.1

[8]	The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo, West Vencedor and West Polaris (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela. There is no non-controlling interest existing for the T-15 rig and T-16 rig.
[9]

Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies, must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

Net debt

Net debt is total interest bearing debt (including loan fees) net of cash and cash equivalents.

	Three months ended
	December 31, 2016	September 30, 2016
(in $ millions)	Unaudited	Unaudited
Interest bearing debt (including loan fees)	3,647.3	3,688.2
Cash and cash equivalents	(767.6)	(744.6)

Net debt	2,879.7	2,943.6